REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of

Fairchild (Bermuda), Ltd.:

We have audited the accompanying consolidated balance sheet of Fairchild (Bermuda), Ltd. and subsidiary (the ''Company''), an indirect wholly owned subsidiary of The Fairchild Corporation, as of December 3, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly in all material respects, the financial position of Fairchild (Bermuda), Ltd., as of December 3, 1999 in conformity with generally accepted accounting principles.

/S/ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Vienna, Virginia

December 14, 1999

FAIRCHILD (BERMUDA), LTD.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 3, 1999

(in U.S. dollars)

	December 3,	December 31,
	1999	1999
		(unaudited)

Cash	$ 24,000	$ 24,000

Stockholder's Equity
Common Stock, 12,000 shares authorized and 12,000 outstanding	$ 12,000	$ 12,000
Additional paid in capital	12,000	12,000
Total shareholder's equity	$ 24,000	$ 24,000

The accompanying notes is an integral part of this financial statement.

FAIRCHILD (BERMUDA), LTD.

NOTE TO THE FINANCIAL STATEMENTS

Organization and Nature of Operations

Fairchild (Bermuda), Ltd. (''FB'') is an indirect wholly owned subsidiary of The Fairchild Corporation (''Fairchild''). FB's only subsidiary, which is wholly owned, is Fairchild Technologies (Bermuda), Ltd. FB and its subsidiary currently represent ''shell'' companies that were incorporated in Bermuda on November 9, 1999 and contain no operations. As such only a consolidated balance sheet is presented.

Prior to the spin-off, FB through Fairchild Technologies (Bermuda), Ltd., will purchase Fairchild

Technologies optical disc equipment business in exchange for a promissory note.

The Fairchild Corporation then plans to spin-off the stock of FB to its shareholders. On December 14, 1999, FB entered into an agreement, effective as of December 1, 1999, under which Convac Technologies Ltd. will acquire the optical disc equipment business after the spin-off and prior to the share exchange discussed below. Material terms of the sale are:

    Convac will pay directly to Fairchild Technologies USA up to $2 million of royalties based on the future sales to third parties of all products of the optical disc equipment business as follows:

Sales level Royalty on Sales

US$0 to $20 million ...................................... 0%

US$20-$30 million ....................................... 3%

above US$30 million ..................................... 2%;

    As part of the sale agreement with Convac, Fairchild will produce and consign to Convac six designated machines that manufacture recordable compact discs. The proceeds from the sale of these machines will first be paid to Fairchild to the extent of costs incurred by Fairchild to produce these machines and the balance divided 30% to Convac and 70% to Fairchild. There are no volume requirements under the consignment agreement;

    Convac will acquire the stock of Fairchild's German company engaged in the optical disc equipment business and acquire the specified assets and liabilities of the business in California. The specified liabilities consist of warranty obligations approximating $0.8 million and other insignificant accruals. Fairchild Technologies (Bermuda) will not retain any liabilities of the optical disc equipment business. Fairchild has agreed to indemnify Trade Media for any losses resulting from th effective December 1, 1999, Convac will manage the optical disc equipment business;

      Fairchild will contribute $2 million to Convac in exchange for 19% of its common stock. Convac is a privately owned company;

      Convac will indemnify Fairchild and Fairchild Technologies (Bermuda) against all liabilities and obligations which Convac has assumed; and

      material conditions of Fairchild Technologies (Bermuda)'s obligations to close are the completion of the spin-off and Convac having a backlog of orders of at least $11 million for optical disc equipment. Also effective as of December 1, 1999, Convac established a related party relationship with Fairchild as it began to manage the optical disc equipment business. FB will use all of the consideration received from the sale to repay in full its promissory note owing to Fairchild Technolo

    Finally, contingent upon the sale of Fairchild Technologies optical disc equipment business, FB plans to exchange approximately 95% of its shares for all shares of Trade Media Holdings Ltd. (''Trade Media''). Trade Media's principal business is that of a business-to-business market maker that collects and publishes data on export suppliers and their products in order to serve global retailers, manufacturers and distributors that import. After the exchange, shareholders of FB are expe

    Trade Media was incorporated in September 1983 under the laws of the Cayman Islands, British West Indies. Trade Media is a majority owned subsidiary of Hung Lay Si Co Ltd., which is wholly owned by the Quan Gung 1986 Trust. This trust was formed under the laws of the Island of Jersey.

    Accounting Pronouncements

    FB has adopted Statement of Position No. 98-5, ''Reporting on the Costs of Start-Up Activities''. Costs of start-up activities and organization costs will be expensed as incurred.

    Subsequent Events (Unaudited)

    On April 13, 2000, The Fairchild Corporation completed a spin-off to its stockholders of the shares of Fairchild (Bermuda) Ltd. On April 14, 2000, Fairchild (Bermuda) sold to Convac Technologies Ltd. the Optical Disc Equipment Group business formerly owned by Fairchild Technologies. Subsequently, on April 14, 2000, Fairchild (Bermuda), renamed Global Sources Ltd., completed an exchange of approximately 95% of its shares for 100% of the shares of Trade Media Holdings Limited, an Asia